Filed by Hostess Brands, Inc. (Commission File No. 001-37540)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

. . .

The following communication was shared with certain employees of Hostess Brands by Andy Callahan, President and Chief Executive Officer of Hostess Brands, on September 14, 2023.

To: Lenexa Headquarters and Chicago Commercial Teams

As you saw in Mark Smucker’s welcome message this morning, he and the rest of The J. M. Smucker Co. are excited to meet the Hostess Brands team.

Mark, along with several of the company leaders, will visit our Chicago Commercial Office and Lenexa Headquarters next week. They will be in Chicago on Tuesday, Sept. 19 from approximately noon-4pm and in Lenexa on Wednesday, Sept. 20 from approximately 8am-3pm.

This will be an excellent opportunity for Mark and his team to share more about The J. M. Smucker Co., its culture and its business priorities, and to get to meet our incredibly talented team that built our company.

We will have a Town Hall in each office and there will be opportunities for casual conversations with the folks from Smucker. Please plan to work from the office on those respective days so that you have the opportunity to meet with the Smucker team and get to know the company better.

Calendar invites to follow. Let’s show the Smucker team the heart of Hostess next week!

Andy Callahan

President & CEO

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the

Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.